EXHIBIT 4
Schedule of Transactions in Shares
The following table sets forth all transactions with respect to Shares effected by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares since Amendment No. 1 was filed by the Reporting Persons with the SEC on February 24, 2020, inclusive of any transactions effected through 4:00 pm, New York City time, on March 13, 2020.
Tivity Health, Inc.

Trade Date	Transaction	Security	Quantity Bought (Sold)	Unit Cost(1)
3/11/2020	Buy	Common Stock	4,377,655	$8.70
3/11/2020	Buy	Flex European Put Option; Strike $7.50; Exp. 8/21/2020	43,776	$1.40
3/11/2020	Sell Short	Flex European Call Option; Strike $10.00; Exp. 8/21/2020	(43,776)	$1.20
(1)	Excludes brokerage commissions and other costs of execution.